LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE (of counsel)	WWW.LEGALANDCOMPLIANCE.COM

DIRECT E-MAIL:
LAURANTHONYPA@AOL.COM

March 20, 2007

VIA ELECTRONIC FILING ON
EDGAR SYSTEM

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:  Karen J. Garnett, Assistant Director

RE: Life Exchange, Inc.
Form 10-SB
Filed January 9, 2007
File No. 0-52394

Dear Ms. Garnett:

We have electronically filed herewith on behalf of Life Exchange, Inc. (the “Registrant”) Amendment No. 1 to the above-referenced Registration Statement. In addition, and for your convenience, we are including a complete copy of the submission herewith for your review. The Amendment No. 1 is marked with &ltR&gt tags to show changes made from the previous filings. In addition, we have included a narrative response herein. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter re-sponsive to your comment letter dated February 16, 2007.

Our responses below are numbered in accordance with each numbered comments:

1. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60 day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Response: The Registrant so notes. In addition, the Registrant has updated the Form 10 to include reviewed financial statements for the quarter ending December 31, 2006.

Overview and Corporate History, page 2

2. In the fourth paragraph on page 3, please revise the disclosure to clarify the reference to “potential deal-flow.”

Response: “Potential deal-flow” has been amended to state “in face value worth of life settlement policies” to reflect that life insurance policies with a face value of in excess of $500,000,000 have been registered on the Life-Exchange web based exchange.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832
OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission
Division of Corporation Finance
March 20, 2007

The Viatical and Life Settlement Industry, page 4

3. Please provide us documentation that supports the disclosures regarding industry statistics, including those disclosed in paragraph 2 on page four. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced.

Response: Citations supporting the disclosures have been added to the discussion on page 4. In addition, a copy of each article is attached hereto for your review.

Our Products and Services, page 4

4. Please disclose when you electronic exchange became operational and began to generate revenues.

Response: A new paragraph has been added to page 6 as the last paragraph under “Our Products and Services” responding to your comment 4.

Fee Structure, page 6

5. Please revise to clarify, if true, that you have not yet generated any significant revenue from your “primary revenue streams.” We note the disclosure on page 17 under MD&A.

Response: Life-Exchange added disclosure to Fee Structure on page 6 and amended its disclosure on page 17, to indicate that the Company has begun generating revenues. In particular, the Company generated net revenues in the amount of $131,202 in the quarter ended December 31, 2006.

Government Regulation, page 10

6. We note that you have focused your regulatory disclosure on Florida since it has “some of the most stringent licensing requirements.” Where the Florida regulations materially differ from the NAIC Model Act, please include appropriate disclosure.

Response: Life-Exchange has updated this section of the Form 10 accordingly.

Item 2. Management’s Discussion and Analysis or Plan of Operation

7. Throughout MD&A, you refer to quarters during 2006 and 2007. Specifically in the section titled “Operating Cash Requirements” on page 21 of your document. Since your fiscal year end differs from the calendar year end, please revise to clarify what periods are covered by your references to 2006 and 2007.

Response: Life-Exchange has clarified specific periods discussed throughout the MD&A section. In addition, Life-Exchange has updated the discussion in MD&A to include the period ending December 31, 2006.

Overview and Plan of Operations, page 17

8. We are unable to recalculate your net working capital deficit as of September 30, 2006. Please advise us as to how you calculated this amount.

Response: Life Exchange has updated its discussion on page 17 to refer to the period ending December 31, 2006. The Company had a working capital surplus for the period ending December 31, 2006 of $115,573 which was calculated as follows:____________________________________________.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832
OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission
Division of Corporation Finance
March 20, 2007

In addition, the net working capital deficit reported as $226,410 as of September 30, 2006 is misstated and should have read $221,862. This amount represents the excess of current liability ($305,030) over current assets ($83,168).

9. Your statement here that, “Accordingly, we will need to obtain outside debt and equity financing to continue operations,” appears inconsistent with your statement at page 21 that, “Life-Exchange estimates that it has sufficient cash reserves to continue operations through the end of the first quarter of 2007.” Please reconcile these statements.

Response: Life-Exchange has updated its discussion throughout MD&A regarding its cash requirements and expected sources of such funding.

Sales and Marketing, page 18

10. We note that you have entered into contracts with five life settlement broker firms and seven life settlement provider firms. Please provide a more detailed description of these contracts, including the parties material rights and obligations and any compensation or other consideration payable under the agreements. Also, please disclose the duration of these contracts. Please file the contracts as exhibits to the registration statement or tell us why you believe they are not required to be filed under Item 601(b)(10) of Regulation S-B.

Response: Life-Exchange has updated its discussion on page 18 to include details of its contracts, and to update the number of contracts as of February, 2007. In addition, a form of the Broker User Contract has been added as Exhibit 10.3 and a form of the Provider User Contract has been added as Exhibit 10.4. As the Broker User Contract and Provider User Contract are standardized and substantially the same for each client, Life-Exchange believes that only a single representative of each contract should be filed as an Exhibit.

11. Please explain the term “General Agencies” on page 19.

Response: General Agencies consist of branches of major mutual insurance companies that are contracted to represent the particular insurance company in a specific area such as life insurance, auto or health insurance. This definition has also been added to the Form 10 on page 19 for clarification.

Continuing Operations, Liquidity and Capital Resources, page 21

12. We note your disclosure here and at page 22 that you had cash and cash equivalents of $4,930 as of June 30, 2006. However, based on review of your financial statements for the period ended June 30, 2006, it appears that you had a bank overdraft of $1,523. Please advise or revise your disclosure as appropriate.

Response: Life Exchange eliminated the reference to its cash balance as of June 30, 2006 and instead has disclosed its cash balance as of December 31, 2006, a more recent date.

13. Please revise to include a discussion of the results of operations for the quarter ended September 30, 2006 in comparison to the results for the same period in the prior year, or tell us how you determined such a discussion was not required.

Response: Life-Exchange has added a comparative discussion of results of operations which has been updated for the period ending December 31, 2006.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832
OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission
Division of Corporation Finance
March 20, 2007

14. Please provide additional disclosure regarding the source of your revenues. For example, please disclose which of the three primary revenue sources discussed on page sic contributed to these aggregate revenues.

Response: The Company has added discussion as to the source of revenues for each of the periods discussed.

Liquidity and Capital Resources, page 22

15. We are unable to recalculate the $337,776 of contributed capital which you state is included in Shareholders’ equity as of June 30, 2006. Please advise us as to how you calculated this amount.

Response: Life Exchange has corrected the figure to read $362,479.

16. Please disclose any financings obtained subsequent to September 30, 2006.

Response: Life Exchange has not obtained any financings subsequent to September 30, 2006.

Risk Factors, page 23

17. Please advise us why you believe you are entitled to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. We note that at the time this Form 10-SB was filed you were not subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

Response: The reference to the Private Securities Litigation Reform Act of 1995 has been removed from page 23. In addition, the risk factor introductory paragraph on page 23 has been amended to more appropriately discuss forward looking statements.

Our Stock is Thinly Traded…page 28

18. In a number of instances throughout this Form 10-SB, including in this risk factor and the following risk factor, you refer to the applicability of the penny stock rules. Please revise these disclosures so that they consistently disclose whether your stock is subject to these rules.

Response: Life Exchange has clarified that it’s stock is subject to the penny stock rules. In addition to on page 28 Life Exchange has made the adjustment on page 37.

Stockholders are subject to potential dilution….page 30

19. Please revise this risk factor to disclose that you need additional capital, as disclosed on page 18.

Response: Life-Exchange has added disclosure.

Security Ownership of Certain Beneficial Owners and Management, page 30

20. Please disclose the natural persons that control the voting and dispositive powers of the shares held by Vantage Group, Ltd.

Response: Life Exchange has added that Lyle Hauser is the sole shareholder, officer and director of Vantage Group, Ltd.

21. Please clarify the reference to footnote (a) in connection with Brian Dorr’s ownership amount. In addition, please clarify whether the 4,500,000 shares owned by Ms. Whitehead includes the shares referenced in footnote (4).

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832
OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission
Division of Corporation Finance
March 20, 2007

Response: Footnote (a) was a typo and has been removed. In addition, reference to Nicole Whitehead has been removed as she was not an officer or director or 5% shareholder on December 15, 2006. Ms. Whitehead resigned on May 30, 2006. At the time of her resignation she owned 4,500,000 shares of common stock. As part of her termination with the Company, she returned 3,500,000 and now owns 1,000,000 shares of common stock.

22. Footnote (2) indicates that you had an aggregate of 180,215,000 common shares outstanding as of June 30, 2006. Please reconcile this disclosure the disclosure on page 35 and in the financial statements indicating that the number of common shares outstanding was 176,715,000.

Response: Footnote (2) has been amended to reflect the correct figure of 176,715,000.

Directors and executive officers, promoters and control persons, page 32

23. Please briefly describe the business experience of each of your officers and directors during the past five years. Refer to Item 401(a)(4) of Regulation S-B.

Response: The disclosure regarding the directors and executive officers on page 32 has been amended to include the business experience of each of the officers and directors during the past five years.

24. Please disclose when Brian Dorr and Jean-Marc Golden joined Life Exchange and the name of Brian Dorr’s previous employer.

Response: The requested information has been added to the disclosure on page 32.

Business Compensation, page 33

25. It appears from your disclosure that your directors earned a salary of approximately $6,000 each for their services for the year ended June 30, 2006. Please confirm for us that this amount represents the fair value of all services rendered. To the extent that it does, explain to us what additional services are being rendered for the year ended June 30, 2007 to justify the increase in salary. Reference is made to SAB Topic 1B. Additionally, tell us what consideration you have given to disclosing this information in your financial statements.

Response: The compensation table on page 33 reflected a salary of $6,000 for the fiscal year end June 30, 2005, not June 30, 2006 and $72,000 for fiscal year end June 30, 2006. However, these numbers were also not correct. The compensation table on page 33 has been corrected to accurately reflect that the compensation received by each executive for the fiscal year end June 30, 2006 was $70,756. In addition, the Company had no business operations for fiscal year end June 30, 2005 and no compensation was earned. The table has been so corrected.

Finally, the executives received an increase in salaries for fiscal year end June 30, 2007 in consideration of the additional services and responsibilities required to support expanding sales and marketing efforts of the Company’s operations.

Certain Relationships and Related Party Transactions, page 35

26. Since it is not clear what part of Item 5 is responsive to Item 7, please address the requirements of Item 7 in this Section. The disclosure should include the patent contribution in 2004 and founder share issuances.

Response: Item 7 has been updated.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832
OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission
Division of Corporation Finance
March 20, 2007

Market Information, page 36

27. Please update this information to the most recent date practicable.

Response: The information has been updated to include three additional dates, including February 28, 2007.

Recent Sales of Unregistered Securities, page 38

28. Five of the December 22, 2005 stock issuances relate to the issuance of common stock “valued at $0.00.” Please advise us why these shares had no value.

Response: Life Exchange has corrected the information related to Recent Sales of Unregistered Securities by eliminating the disclosure regarding the issuance of shares from Life Exchange, Inc. the Delaware subsidiary in January, 2005 as these shares were acquired and retired in the reverse acquisition and merger.

The founder shares issued to the five individuals were issued at their par value of $.001. This section has been so updated.

Financial Statements for the fiscal year ended June 30, 2006

General

29. We note your disclosure at page 24 that you are a development stage business. Accordingly, please explain to us how you considered the need to include the disclosures requirements under paragraphs 10-12 of SFAS 7.

Response: Life Exchange has amended the disclosure on page 24 to accurately reflect that it is no longer a development stage company.

30. Please continue to monitor the updating requirements of Items 310(g) of Regulation S-B.

Response: Life Exchange will continue to monitor the updating requirements of Item 310(g) of Regulation S-B.

Statements of Revenue and Expense, page F-3

31. Explain to us how you calculated the weighted average shares outstanding used in determining earnings per share. Based on your Statements of Changes in Shareholder’s Equity, this amount appears to be gross amount of shares outstanding at year end rather than a weighted average.

Response: Below is a chart reflecting Life Exchange’s calculation of the weighted average shares outstanding used in determining earnings per share. Please note that the calculation has resulted in a change from that previously reported to 145,058,836 and earnings per share of $0.00.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832
OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission
Division of Corporation Finance
March 20, 2007

		Life Exchange
		Weighted Average Shares
		June 30 2006

Effective	Actual
Date	Date	Description	Transaction	Days	Weighted
7/1/2005	7/1/2005	Original shares	120,215,000	365	120,215,000

12/22/2005	12/22/2005	New Life Ex shares issued	120,000,000	191	62,794,521
12/22/2005	2/9/2006	Cancelled shares per stock exchange	(105,000,000)	191	(54,945,205)

12/22/2005	2/9/2006	Vantage antidilutive shares	15,000,000	191	7,849,315

3/8/2006	4/3/2006	Vantage Investment	30,000,000	115	9,452,055

5/30/2006	6/13/2006	Retired shares	(3,500,000)	32	(306,849)

6/30/2006			176,715,000		145,058,836

Statements of Changes in Shareholders’ Equity, page F-4

32. Please revise to include additional detail of your share issuances during the year, including a break down of share issuances by purpose.

Response: The Statements of Changes in Shareholders’s Equity has been revised to include additional detail as requested.

Note A - Summary of Significant Accounting Policies

Company Background, page F-6.

33. Please revise to clarify for which entity the historical financial statements are presented. Additionally, confirm for us that this entity had no operations for the fiscal year ended June 30, 2005.

Response: The financial statements presented are based on the merged accounting records of the legal parent, Life Exchange, Inc. formerly known as Technology Enterprises, a Nevada corporation and the legal subsidiary, Life Exchange, Inc., a Delaware corporation. The equity transactions reported are those of the legal parent because the shares of the legal subsidiary were retired when the merger was consummated and the legal subsidiary ceased to exist. In a reverse merger, the legal subsidiary is the acquiring company and the legal parent is the acquired company for accounting purposes. Life Exchange had no operations for the fiscal year end June 30, 2005 in either the subsidiary or parent.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832
OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission
Division of Corporation Finance
March 20, 2007

34. We are unclear how you have accounted for the stock exchange transaction that occurred on December 22, 2005. Tell us how many shares of the nominal acquiree were acquired as part of the transaction and how you calculated the exchange ratio used to account for the transaction. Additionally, as it appears that the transaction is being accounted for as a recapitalization, it is unclear why you have not presented the effects of this transaction in the opening balances in your Statements of Changes in Shareholders’ Equity.

Response: All the outstanding shares of the nominal acquiree (legal subsidiary) were acquired by the nominal acquirer (legal parent) in the share exchange transaction. The shares of the nominal acquiree were ultimately retired in the subsequent merger of nominal acquirer and nominal acquiree. Since the Exchange for Stock Agreement lists a specific number of shares to be issued in the transaction, the exchange ratio is not applicable.

Our accounting for the share exchange transaction was based on the stock transaction reporting by the transfer agent in a report covering the period January 1, 2003 through July 19, 2006. We agreed the transfer agent’s analysis to share references included in the share exchange transaction document, such as, paragraph ii Capitalization, refers to 12,021,500 shares (before a 10:1 dividend) issued and outstanding prior to the transaction; and also refers to 150,215,000 shares (after the 10:1 dividend) issued and outstanding after the transaction. The ability to link the stock transfer agent’s report to the Exchange for Stock Agreement was essential to establish the shares reported at June 30, 2006.

We have adjusted the opening balances in the Statement of Changes in Shareholders’ Equity to reflect the original shares issued by the legal parent, prior to the execution of the Exchange for Stock Agreement, which were 12,021,500 shares prior to 10:1 dividend and 120,215,000 shares after the 10:1 dividend.

The Exchange for Stock Agreement called for Mr. Roger Pawson (a shareholder of the legal parent to retire his 105,000,000 shares (after 10:1 dividend), which he did on February 9, 2006. Further, the new founders were issued 120,000,000 shares of new Life Exchange stock along with 15,000,000 shares issued to Vantage Group, Ltd. (an Investor) representing a portion of their shares to be issued. These transactions are now reflected in the Statement of Changes in Stockholders Equity.

35. We note from your disclosure here and at page 41 that you issued a total of 45,000,000 shares to The Vantage Group for $320,000. This differs from the purchase price indicated in the Stock Purchase Agreement filed as Exhibit 10.1 of $500,000. Please explain this difference and tell us how you have recorded such share issuances in the financial statements.

Response: Unfortunately, the Stock Purchase Agreement does not accurately reflect what actually transpired and contains an inconsistency within its own terms. Specifically, paragraph 1.2 states that the purchase price is equal to $500,000, which is composed of 3 components (1) $180,000 in cash already received, (2) $320,000in cash to be paid at closing and (3) $100,000 in a consulting fee that is waived. Yet, if the consulting fee is waived, then we wonder why the fee is a component of the price. In addition, the Company records do not record the $180,000 previously paid where as it does record a series of payments that total to the $320,000. Unable to resolve these inconsistencies, we concluded that the most appropriate approach was to record what was received and what was given. To that end we recorded the 45,000,000 shares given and the $320,000 cash received. We did not record any consulting fee expenses as it was indicated as waived.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832
OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission
Division of Corporation Finance
March 20, 2007

Note E - Leases and Commitments, page F-13

36. Please tell us whether you have accrued the amounts due to your prior CEO through December 2006 in the financial statements and, if so, where such amounts are recorded. In your response, explain to us whether the employee is required to render services beyond a minimal retention period in order to receive the benefit. Reference is made to SFAS 146.

Response: Payments were made to the prior CEO under a salary continuation agreement. To receive the continued salary, she was expected to perform certain services such as be available for consultation regarding implementation of the exchange platform, continue to promote the company, continue to pursue and assist with developing both supplier and customer leads and to provide strategic assistance as required. Consequently, we accounted for the arrangement as salary continuation and did not accrue for these payments as of June 30, 2006. We did disclose this arrangement in the footnotes.

We look forward to your comments on Amendment No. 1 and the fore-going responses.

Legal & Compliance, LLC

By: /s/ Laura Anthony
       Laura Anthony, Esq.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832
OFFICES IN WEST PALM BEACH AND MIAMI BEACH